1040 West Georgia Street, Suite 1500
Vancouver, British Columbia, V6E 4H1

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Take notice that the annual general meeting (the “Meeting”) of shareholders of Taseko Mines Limited (the “Company”) will be held at the Metropolitan Hotel, located at 645 Howe Street, Vancouver, British Columbia on July 12, 2016 at 2:00 p.m., local time, for the following purposes:

1.	to receive the consolidated financial statements of the Company for the financial year ended December 31, 2015 and the report of the auditor on those statements;

2.	to fix the number of directors of the Company at eight;

3.	to elect directors of the Company for the ensuing year;

4.	to appoint the auditor of the Company for the ensuing year;

5.	to consider and if thought fit, to approve and ratify a Shareholder Rights Plan, which will replace the current plan that expires on the day following the Meeting;

6.

to consider an advisory (non-binding) resolution on the Company’s approach to executive compensation, as more particularly set out in the section of the Information Circular entitled “Advisory Resolution on the Company’s Approach to Executive Compensation (Say on Pay)”;

7.

to consider an advisory (non-binding) resolution on the Company’s approach to the payment of fees for services to a related service provider, as more particularly set out in the section of the Information Circular entitled “Advisory Resolution on the Company’s Approach to Related Service Providers (Say on Services)”; and

8.	to transact such other business as may properly come before the Meeting or any adjournments thereof.

An Information Circular accompanies this Notice. The Information Circular contains further particulars of matters to be considered at the Meeting. The Meeting will also consider any permitted amendment to or variations of any matter identified in this Notice, and transact such other business as may properly come before the Meeting or any adjournment thereof. Copies of the audited financial statements for the year ended December 31, 2015, report of the auditor and related management discussion and analysis will be made available at the Meeting and are available on SEDAR at www.sedar.com.

Shareholders who are unable to attend the Meeting in person and who wish to ensure that their shares will be voted at the Meeting are requested to complete, date and sign the enclosed form of proxy or another suitable form of proxy and deliver it in accordance with the instructions set out in the form of proxy and in the Information Circular.

Non-registered shareholders who plan to attend the Meeting must follow the instructions set out in the form of proxy or voting instruction form and in the Information Circular to ensure that their shares will be voted at the Meeting. If you hold your shares in a brokerage account you are not a registered shareholder.

DATED at Vancouver, British Columbia, June 10, 2016.

BY ORDER OF THE BOARD

“Russell E. Hallbauer”

Russell E. Hallbauer
President and Chief Executive Officer

If you have any questions or need assistance with voting your proxy, please contact Laurel Hill Advisory Group, the proxy solicitation agent, by telephone at: 1-877-452-7184 (North American Toll Free) or 1-416-304-0211 (Collect Outside North America); or by email at: assistance@laurelhill.com